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                 April 14, 2022

       Sapna Sanagavarapu
       General Counsel
       W. P. Carey Inc.
       One Manhattan West
       One Manhattan West 395 9th Avenue, 58th Floor
       New York, NY 10001

                                                        Re: W. P. Carey Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 4, 2022
                                                            File No. 333-264120

       Dear Ms. Sanagavarapu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 and Jeffrey Gabor at 202-551-
       2544 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Christopher P. Giordano